UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (together, the “Filers”):	TRANSCANADA PIPELINES LIMITED and TRANSCANADA TRUST

B.            (1) This is [check one]:

☒   an original filing for the Filers

☐    an amended filing for the Filers

(2)  Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.            Identify the filing in conjunction with which this Form is being filed:

Name of Registrants:	TRANSCANADA PIPELINES LIMITED TRANSCANADA TRUST
Form Type:	F-10
File Number (if known):	333-232968
Filed By:	TRANSCANADA PIPELINES LIMITED TRANSCANADA TRUST
Date Filed (if filed concurrently, so indicate):	August 2, 2019 (filed concurrently with Registration Statement on Form F-10)

D.            The Filers are incorporated or organized under the laws of

CANADA

and have their principal place of business at:

TransCanada Tower

450 First Street S.W.

Calgary, Alberta, Canada

T2P 5H1

Telephone: (403) 920-2000

E.             The Filers designate and appoint TRANSCANADA PIPELINE USA LTD. (“Agent”) located at:

700 Louisiana Street, Suite 700

Houston, Texas 77002-2700

Telephone: (832) 320-5201

as the agent of the Filers upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)         any investigation or administrative proceeding conducted by the Commission; and

(b)         any civil suit or action brought against the Filers or to which the Filers have been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filers on Form F-10 on August 1, 2019 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filers with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filers act as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939.  The Filers stipulate and agree that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.              The Filers stipulate and agree in connection with the use of Form F-10 to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling or unable to accept service on behalf of the Filers at any time until six years have elapsed from the date the Filers have ceased reporting under the Exchange Act.

The Filers further undertake to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.            The Filers undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Country of Canada this 1st day of August, 2019.

Filer:	TRANSCANADA PIPELINES LIMITED

By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President, Law and Corporate Secretary

Filer:	TRANSCANADA TRUST, by TRANSCANADA PIPELINES LIMITED, in its capacity as Administrative Agent

By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President, Law and Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

TRANSCANADA PIPELINE USA LTD.
as authorized Agent for Service of Process of TRANSCANADA PIPELINES LIMITED and TRANSCANADA TRUST

By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President and Assistant Secretary

Dated:	August 1, 2019